FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of July, 2003

                           Commission File Number:0-49888


                          Randgold Resources Limited
                (Translation of registrant's name into English)

            La Motte Chambers, La Motte Street, St. Helier, Jersey,
                            JE1 1BT, Channel Islands
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Registration Number 62868
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD


RESIGNATION OF NON-EXECUTIVE DIRECTOR


Mr R Brett Kebble has resigned from the board of Randgold Resources Limited with effect 31 July 2003.




END




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    Randgold Resources Limited



                                                       By:___/s/David Haddon___
                                                       David Haddon
                                                       Group Company Secretary

Date: 31 July, 2003